Exhibit 99.1

NEWS RELEASE	TSX.V: GGX
OTCBB: GGXCF

GLOBAL GREEN ANNOUNCES BOARD APPOINTMENT

April 29, 2013 - Global Green Matrix Corporation (“Global Green” or the “Company”) – TSX Venture: GGX; OTCBB: GGXCF; is pleased to announce the appointment of Mr. John Anderson to the Board of Directors effective immediately.

Mr. Anderson holds a B.A. from the University of Western Ontario and is the co-founder of Aquastone Capital Advisors Limited Partnership, a USA based gold investment fund. Mr. Anderson is an Entrepreneur with over fifteen years of business experience in the capital markets. His primary areas of expertise are business financing, business development, merger and acquisition. He has extensive experience in working in Asia, Europe and Canada. Mr. Anderson's extensive background and experiences give him a unique platform from which to make business decisions and create opportunities.

Mr. Randy Hayward, President, notes: “We are confident that Mr. Anderson’s extensive experience in the capital markets, corporate finance and public relations will benefit Global Green and contribute to our continued success.”

The Company also announces the resignation of Bijay Singh from the Board of Directors. The Company thanks Mr. Singh for his time and contributions to Global Green Matrix during his tenure on the Board.

About Global Green Matrix Corp.

(www.globalgreenmatrix.com) Global Green Matrix Corp is an Oilfield Services Firm primarily focused on servicing oil and gas companies and their fracking operations. Through its wholly owned subsidiary, Intercept Rentals, the Company currently owns and operates one truck and one trailer mounted water heating unit, called "Big Heat." Global Green rents these units to various oil and gas companies that require heated water for their fracking operations. The Company’s heating units have the ability to heat water on a continuous flow basis.

ABOUT INTERCEPT RENTALS:

(www.interceptrentals.com) Intercept Rentals is a registered trade name of 1503866 Alberta Ltd., a wholly owned subsidiary of Global Green Matrix Corp.  The subsidiary company has obtained the exclusive rights for Canada to own and operate a new patent pending technology that provides a highly efficient and safe method of heating water used by oil companies in their fracking operations. Intercept is also able to operate in the USA by agreement with the developers of the technology.

For further information visit our website at www.globalgreenmatrix.com, email at info@globalgreenmatrix.com or contact:

Randy Hayward, President

Global Green Matrix Corp.

Phone: 250-247-8689 or 604-687-8855

Fax: 604-628-5001

Neither The TSX Venture Exchange Nor Its Regulation Services Provider (As That Term Is Defined In The Policies Of The TSX Venture Exchange) Accepts Responsibility For The Adequacy Or Accuracy Of This News Release.

Suite 1720 – 1111 West Georgia Street, Vancouver BC V6E 4M3

Phone: 604-687-8855 Fax: 604-628-5001